SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			    Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of Abril 30th, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  April 30th, 2004		By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer








       CORPORACION DURANGO ANNOUNCES TERMS OF PROPOSED
                  FINANCIAL RESTRUCTURING



Durango, Dgo., Mexico, April 30, 2004 - Corporacion Durango, S.A. de C.V. (NYSE: CDG / BMV: CODUSA) (the "Company"), today announced the principal terms of the agreement in principle reached with its bank lenders and members of the Ad Hoc Bondholders Committee regarding its proposed financial restructuring. The proposed restructuring, which is supported by creditors holding approximately 55% of the Company's unsecured bank debt and guaranteed notes, is subject to certain conditions, including the execution and delivery of definitive documentation and the approval of certain other creditors.

Miguel Rincon, Chairman of Corporacion Durango, commented:
"We are pleased to disclose at this time the principal terms of our agreement in principle. As we stated earlier, this consensual agreement with our creditors represents an important milestone in our proposed financial restructuring. We expect that the proposed recapitalization plan will result in a more adequate and competitive capital structure for Corporacion Durango and substantially enhance the financial flexibility of the Company and its operating subsidiaries.
We wish to thank our creditors for their unwavering support and look forward to a swift conclusion to this transaction."

Under the proposed restructuring, the Company's unsecured creditors would exchange their existing financial debt for one or more tranches of debt instruments the Series A Notes, the Series B Notes, the Series C-A Notes, the Series C-B Notes and the Series D Notes to be issued in an aggregate principal amount of approximately $715 million. In addition, participating creditors would receive an aggregate of 17% of the Company's share equity, on a fully diluted basis. The Company would also offer to acquire the Company's outstanding guaranteed notes and unsecured guaranteed bank debt at purchase prices of no more than $650 per $1,000 of principal amount.
The Company would make available $43.5 million to purchase tendered debt.

The Series A Notes will bear interest at LIBOR plus 3% per annum, payable quarterly, and will mature on December 31, 2010. Principal under the Series A Notes will be amortized based on the following schedule: 5.0% in 2005; 12.5% in 2006; 15.0% in 2007;
15.0% in 2008; 25.0% in 2009; and 27.5% in 2010.  The Series A
Notes may be prepaid at the option of the Company at any time on or after December 31, 2005, without premium or penalty.

The Series B Notes will bear interest at the rate of 7.75% per annum until December 31, 2004, 8.75% per annum from January 1, 2005 through December 31, 2005, and 9.75% per annum thereafter until maturity on December 31, 2010.
Interest on the Series B Notes will be payable quarterly.
The Series B Notes will be callable at the option of the Company on or after December 31, 2005, at a declining premium of 4% of face value.

The Series C-A Notes and Series C-B Notes will not bear interest unless certain events occur, in which case interest will accrue at the rate of 8% per annum retroactively from the date of issue. The Series C-A Notes and Series C-B Notes will mature on
December 31, 2012, and will be subject to redemption at the option of the Company under certain circumstances at a discount of up to 50% of face value.

The Series D Notes will bear interest at the rate of 10.5% perannum. Interest on the Series D Notes will be compounded annually and will be payable upon maturity on December 31,2013.

The Series A Notes and Series B Notes will be guaranteed by certainof the Company's Mexican subsidiaries and be secured ratablyby the fixed assets of the Company and such subsidiaries. The Series C-A Notes and Series C-B Notes will be similarly guaranteed (such guaranty to be subordinate to the guaranty of the Series A Notes and Series B Notes), but will not be secured. The Series D Notes will not be guaranteed or secured.

Holders of the Series A Notes and Series B Notes will receive a restructuring fee, payable on the issue date, in partial consideration for their agreement to forgive interest accrued after August 15,2003 on their existing financial debt.
Holders of the Series C-A Notes and Series C-B Notes and Series
D Notes will not receive this restructuring fee.

The Series A Notes, Series B Notes, Series C-A Notes and Series C-B Notes will be issued only to the holders of the Company's outstanding guaranteed notes (the notes due 2006, 2008 and 2009) and unsecured guaranteed bank debt. The Series D Notes will be issued to holders of the Company's other financial indebtedness not guaranteed by theCompany's operating subsidiaries.
The Company's non-financial creditors, including its vendors and suppliers, will not be affectedby the proposed financial restructuring.

A more detailed summary of the terms and conditions of the Company's proposed financial restructuring is contained in the definitive term sheet and plan support agreement filed by the Company today with the Securities and Exchange Commission on Form 6-K. Creditors of the Company holding approximately 55% of the Company's guaranteed notes and unsecured guaranteed bank debt have executed the plan support agreement.

The Company intends to communicate further information in the coming weeksconcerning the next steps in the financial restructuring process. Individuals with questions concerning the financial restructuring process are invited to contact Emilio J. Alvarez-Farre of White & Case LLP, counsel to the Company, at (305) 995-5219.

Corporacion Durango is the largest producer of containerboard in Mexico through its division Grupo Durango, is the largest Mexican producer of newsprint through its division Pipsamex, is the largest manufacturerof corrugated containers in Mexico through its division Empresas Titan,and is a leading independent paper and packaging producer in the U.S.through its division McKinley Paper and is also one of the largest manufacturers in Mexico of uncoated free-sheet and multi-wall sacks.


Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiariesto continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; and their ability to attract and retain customers.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durango's reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion
Durango cannot guarantee future results or events.
Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.


                                  CONTACTS


   Corporacion Durango, S.A. de C.V. 	  White & Case LLP

   Mayela R. Velasco          	        Emilio J. Alvarez-Farre
   +52 (618) 829 1008     		(305) 995-5219
   mrinconv@corpdgo.com.mx     	        ealvarez@whitecase.com